SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 4, 2016

Quarterly Securities Report

For the three months ended December 31, 2015

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 4, 2016, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2015 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information

(1)  Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Fiscal year ended March 31, 2015
Sales and operating revenue	6,278,168	6,281,611	8,215,880
Operating income	166,321	387,070	68,548
Income before income taxes	146,250	404,184	39,729
Net income (loss) attributable to Sony Corporation’s stockholders	(19,190)	236,128	(125,980)
Comprehensive income	189,120	231,207	34,317
Total equity	3,074,156	3,422,148	2,928,469
Total assets	16,277,347	17,106,723	15,834,331
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(17.50)	191.98	(113.04)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(17.50)	189.17	(113.04)
Ratio of stockholders’ equity to total assets (%)	15.2	16.2	14.6
Net cash provided by operating activities	382,932	321,511	754,640
Net cash used in investing activities	(363,790)	(669,802)	(639,636)
Net cash provided by (used in) financing activities	(184,575)	497,750	(263,195)
Cash and cash equivalents at end of the period	933,498	1,090,637	949,413

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2014	Three months ended December 31, 2015
Sales and operating revenue	2,566,749	2,580,812
Net income attributable to Sony Corporation’s stockholders	89,971	120,134
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	78.12	95.25
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	76.96	93.33

Notes:

1.       The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.       The Company reports equity in net income of affiliated companies as a component of operating income.

3.       Consumption taxes are not included in sales and operating revenue.

4.       Total equity is presented based on U.S. GAAP.

5.       Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.       The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2)   Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2015.

Sony realigned its reportable segments effective from the first and third quarters of the fiscal year ending March 31, 2016. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 10. Business segment information”.

As of December 31, 2015, the Company had 1,327 subsidiaries and 111 affiliated companies, of which 1,298 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 102 affiliated companies.

II    State of Business

(1)   Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2015. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the increasing demand for image sensors, particularly for use in smartphones. For example, in March 2014, Sony acquired semiconductor fabrication equipment and certain related assets for 7.5 billion yen from Renesas Electronic Corporation, and established Sony Semiconductor Corporation Yamagata Technology Center. Sony invested approximately 44 billion yen of capital in the fiscal year ended March 31, 2015 and will invest approximately 205 billion yen of capital in the fiscal year ending March 31, 2016, in order to increase image sensor production capacity. However, if unforeseen market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. In particular, with respect to image sensors, much of Sony’s sales depends on smartphones, and it is possible that Sony will not be able to achieve its expected sales volume, based on factors such as consumer demand and the competitive environment in the smartphone market, or the business decisions, operating results, or financial condition of Sony’s major customers. As a result of these factors, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Declines in the value of equity securities may have an adverse impact on Sony’s operating results and financial condition, particularly in Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds equity securities and may hold hybrid bond securities that are affected by changes in the value of equity market indices. Declines in equity prices may result in impairment losses and losses on the sales of the equity securities held by Sony Life. In addition, reductions in gains or increases in losses on the sales of equity securities, as well as reductions in unrealized gains or increases in unrealized losses in respect of such hybrid bond securities may adversely affect the operating results and financial condition of Sony’s Financial Services segment. Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since U.S. GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results.

For equity securities held by Sony outside of the Financial Services segment, a decrease in fair value could result in a non-cash impairment charge. Any such charge may adversely affect Sony’s operating results and financial condition.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges of these assets. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether there are any factors or indicators, such as unfavorable variances from established business plans, revisions to such plans, significant changes in forecasted results or volatility inherent to external markets and industries, that would require an interim test. The increased levels of global competition and the faster pace of technological change to which Sony is exposed in these businesses can result in greater volatility of these estimates, assumptions and judgments, which can affect these interim tests and determinations as to whether they are required. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above in respect of goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. During the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. During the third quarter ended December 31, 2015, Sony recorded a 30.6 billion yen impairment charge related to long-lived assets for the battery business in the Devices segment. Any such charge may adversely affect Sony’s operating results and financial condition.

In addition, as announced on January 29, 2016 in the consolidated financial results for the third quarter ended December 31, 2015, Sony is currently formulating its business plan for all of its business segments for the fiscal year ending March 31, 2017. With regard to the camera module business, there is a possibility that factors such as a decrease in projected future demand, which caused a downward revision in the forecast for the current fiscal year for the business, could continue to have a negative impact on the business going forward. It is therefore possible that the above-described business environment might result in an impairment charge against long-lived assets in the camera module business.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2015.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and nine-month periods ended December 31, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2015” submitted to the SEC on Form 6-K on January 29, 2016.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752316004355/a51267712.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Although foreign exchange rates have fluctuated during the three-month period ended December 31, 2015, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

During the three months ended December 31, 2015, the average rates of the yen were 121.4 yen against the U.S. dollar, which is 5.7 percent lower than the same quarter of the previous fiscal year (“year-on-year”) and 133.0 yen against the euro, which is 7.5 percent higher year-on-year.

For the three months ended December 31, 2015, sales were 2,580.8 billion yen, an increase of 0.5 percent year-on-year, while on a constant currency basis, sales decreased approximately 0.3 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 202.1 billion yen was recorded for the three months ended December 31, 2015, an increase of 20.1 billion yen year-on-year (an improvement of approximately 70.2 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		Three months ended December 31		Change in yen
		2014	2015
MC	Sales	450.9	384.5	-14.7%	-13%	-7.3
	Operating income	10.4	24.1	+13.8	+32.6	-18.8
G&NS	Sales	531.5	587.1	+10.5%	+11%	-0.3
	Operating income	27.6	40.2	+12.6	+31.8	-19.2
IP&S	Sales	201.9	191.9	-5.0%	-5%	+0.8
	Operating income	19.7	23.7	+4.0	+6.3	-2.3
HE&S	Sales	420.2	402.0	-4.3%	-3%	-4.2
	Operating income	26.0	31.2	+5.2	+20.1	-14.9
Devices	Sales	285.9	249.9	-12.6%	-16%	+10.6
	Operating income (loss)	53.8	(11.7)	-65.5	-68.8	+3.1

In addition, sales for the Pictures segment increased 26.9 percent year-on-year to 262.1 billion yen, an approximately 21 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 8.2 percent year-on-year to 181.2 billion yen, an approximately 4 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the three and nine months ended December 31, 2014 from the three and nine months ended December 31, 2015 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the three and nine months ended December 31, 2014 from the three and nine months ended December 31, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the nine-month period ended December 31, 2015, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2015” submitted to the SEC on Form 6-K on January 29, 2016.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2015”

http://www.sec.gov/Archives/edgar/data/313838/000115752316004355/a51267712.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Research and development costs for the nine months ended December 31, 2015 totaled 340.1 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 23, 2015.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

As of December 31, 2015, Sony Corporation had 10,541 employees, a decrease of 1,745 employees from 12,286 employees as of March 31, 2015. The total number of employees decreased mainly due to the separation of its Video & Sound business to a subsidiary. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2015. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2015

http://www.sec.gov/Archives/edgar/data/313838/000119312515231346/d895998d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 537.9 billion yen in unused committed lines of credit, as of December 31, 2015. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2018, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 475 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2016, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

On July 21, 2015, Sony Corporation raised 406.0 billion yen in total from the issuance of 87.2 million new shares by way of a Japanese public offering and an international offering (286.0 billion yen) and the issuance of convertible bonds with stock acquisition rights (120.0 billion yen). In addition, Sony Corporation raised 15.7 billion yen from the issuance of new shares by way of third-party allotment on August 18, 2015. Sony Corporation intends to use 188.0 billion yen of the funds raised by these issuances of new shares to fund capital expenditures in the Devices segment, and the remainder to fund research and development expenditures in the Devices segment. In addition, Sony Corporation intends to use 51.0 billion yen of the funds raised by this issuance of convertible bonds with stock acquisition rights to fund capital expenditures in the Devices segment and the remainder to repay long-term indebtedness.

Ⅲ Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2015)	As of the filing date of the Quarterly Securities Report (February 4, 2016)
Common stock	1,262,406,360	1,262,407,360	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,262,406,360	1,262,407,360	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during February 2016, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2015. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2015)

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The thirtieth series of Common Stock Acquisition Rights (October 29, 2015)	11,965	1,196,500
The thirty-first series of Common Stock Acquisition Rights (October 29, 2015)	11,455	1,145,500

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2015	191	1,262,406	246	858,768	246	1,072,461

Notes:

1.	The increase is due to the exercise of SARs.
2.	Upon the exercise of SARs during the period from January 1, 2016 to January 31, 2016, the total number of shares issued increased by 1 thousand shares, the amount of common stock and the legal capital surplus increased by 1 million yen, respectively.

vi) Status of Major Shareholders

(As of December 31, 2015)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	112,561	8.92
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	61,983	4.91
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	56,455	4.47
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo)	23,533	1.86
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	23,440	1.86
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	20,393	1.62
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	19,251	1.52
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	18,049	1.43
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	16,399	1.30
State Street Bank and Trust Company 505223 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	15,189	1.20
Total		367,253	29.09

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares of the Company as of March 31, 2014 as provided in the below table. As of December 31, 2015, the Company has not been able to confirm any entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company as of July 15, 2014 as provided in the below table. As of December 31, 2015, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	52,314	5.01

vii) Status of Voting Rights

1) Shares Issued

(As of December 31, 2015)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,042,000	—	—
Shares with full voting rights (Others)	1,259,151,400	12,591,514	—
Shares constituting less than one full unit	2,212,960	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,262,406,360	—	—
Total voting rights held by all shareholders	—	12,591,514	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of December 31, 2015)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,042,000	—	1,042,000	0.08
Total	—	1,042,000	—	1,042,000	0.08
Note:	In addition to the 1,042,000 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2015 to the filing date of this Quarterly Securities　Report (Shihanki Houkokusho).

IV Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2015	At December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	949,413	1,090,637
Marketable securities	936,731	957,809
Notes and accounts receivable, trade	986,500	1,318,825
Allowance for doubtful accounts and sales returns	(86,598)	(107,848)
Inventories	665,432	741,727
Other receivables	231,947	255,882
Deferred income taxes	47,788	52,061
Prepaid expenses and other current assets	466,688	531,525
Total current assets	4,197,901	4,840,618
Film costs	305,232	357,635
Investments and advances:
Affiliated companies	171,063	167,334
Securities investments and other	8,360,290	8,806,908
	8,531,353	8,974,242
Property, plant and equipment:
Land	123,629	122,619
Buildings	679,125	653,706
Machinery and equipment	1,764,241	1,809,552
Construction in progress	35,786	85,357
	2,602,781	2,671,234
Less – Accumulated depreciation	1,863,496	1,847,339
	739,285	823,895
Other assets:
Intangibles, net	642,361	631,990
Goodwill	561,255	612,614
Deferred insurance acquisition costs	520,571	538,981
Deferred income taxes	89,637	78,567
Other	246,736	248,181
	2,060,560	2,110,333
Total assets	15,834,331	17,106,723

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2015	At December 31, 2015
LIABILITIES
Current liabilities:
Short-term borrowings	62,008	211,280
Current portion of long-term debt	159,517	154,300
Notes and accounts payable, trade	622,215	703,912
Accounts payable, other and accrued expenses	1,374,099	1,463,292
Accrued income and other taxes	98,414	147,656
Deposits from customers in the banking business	1,872,965	1,861,127
Other	556,372	555,566
Total current liabilities	4,745,590	5,097,133
Long-term debt	712,087	734,265
Accrued pension and severance costs	298,753	294,574
Deferred income taxes	445,876	437,146
Future insurance policy benefits and other	4,122,372	4,388,208
Policyholders’ account in the life insurance business	2,259,514	2,413,031
Other	316,422	313,183
Total liabilities	12,900,614	13,677,540
Redeemable noncontrolling interest	5,248	7,035
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2015–Shares authorized: 3,600,000,000, shares issued: 1,169,773,260 At December 31, 2015–Shares authorized: 3,600,000,000, shares issued: 1,262,406,360	707,038	858,768
Additional paid-in capital	1,185,777	1,324,964
Retained earnings	813,765	1,037,280
Accumulated other comprehensive income –
Unrealized gains on securities, net	154,153	120,300
Unrealized gains on derivative instruments, net	-	2,114
Pension liability adjustment	(201,131)	(199,770)
Foreign currency translation adjustments	(338,305)	(359,894)
	(385,283)	(437,250)
Treasury stock, at cost
Common stock At March 31, 2015–1,031,323 shares At December 31, 2015–1,042,082 shares	(4,220)	(4,244)
	2,317,077	2,779,518
Noncontrolling interests	611,392	642,630
Total equity	2,928,469	3,422,148
Total liabilities and equity	15,834,331	17,106,723

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2014	2015
Sales and operating revenue:
Net sales	5,385,450	5,405,599
Financial services revenue	817,153	807,092
Other operating revenue	75,565	68,920
	6,278,168	6,281,611
Costs and expenses:
Cost of sales	3,978,983	3,985,905
Selling, general and administrative	1,302,932	1,258,448
Financial services expenses	673,884	666,479
Other operating (income) expense, net	159,750	(13,146)
	6,115,549	5,897,686
Equity in net income of affiliated companies	3,702	3,145
Operating income	166,321	387,070
Other income:
Interest and dividends	9,160	9,055
Gain on sale of securities investments, net	8,628	51,796
Other	2,092	1,541
	19,880	62,392
Other expenses:
Interest	18,401	19,321
Foreign exchange loss, net	15,175	20,302
Other	6,375	5,655
	39,951	45,278
Income before income taxes	146,250	404,184
Income taxes	112,286	119,354
Net income	33,964	284,830
Less - Net income attributable to noncontrolling interests	53,154	48,702
Net income (loss) attributable to Sony Corporation’s stockholders	(19,190)	236,128

	Yen
	Nine months ended December 31
	2014	2015
Per share data:	-	-
Net income (loss) attributable to Sony Corporation’s stockholders
–Basic	(17.50)	191.98
–Diluted	(17.50)	189.17

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2014	2015
Sales and operating revenue:
Net sales	2,239,485	2,238,674
Financial services revenue	303,211	320,368
Other operating revenue	24,053	21,770
	2,566,749	2,580,812
Costs and expenses:
Cost of sales	1,659,261	1,623,410
Selling, general and administrative	473,282	461,418
Financial services expenses	251,375	267,365
Other operating expense, net	608	28,253
	2,384,526	2,380,446
Equity in net income (loss) of affiliated companies	(128)	1,779
Operating income	182,095	202,145
Other income:
Interest and dividends	3,408	2,739
Gain on sale of securities investments, net	1,042	219
Other	10	355
	4,460	3,313
Other expenses:
Interest	5,942	8,346
Foreign exchange loss, net	10,607	1,954
Other	2,178	1,878
	18,727	12,178
Income before income taxes	167,828	193,280
Income taxes	56,162	55,676
Net income	111,666	137,604
Less - Net income attributable to noncontrolling interests	21,695	17,470
Net income attributable to Sony Corporation’s stockholders	89,971	120,134

	Yen
	Three months ended December 31
	2014	2015
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
–Basic	78.12	95.25
–Diluted	76.96	93.33

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2014	2015
Net income	33,964	284,830
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	49,390	(34,864)
Unrealized gains on derivative instruments	—	2,114
Pension liability adjustment	(2)	1,366
Foreign currency translation adjustments	105,768	(22,239)
Total comprehensive income	189,120	231,207
Less – Comprehensive income attributable to noncontrolling interests	72,136	47,046
Comprehensive income attributable to Sony Corporation's stockholders	116,984	184,161

	Yen in millions
	Three months ended December 31
	2014	2015
Net income	111,666	137,604
Other comprehensive income, net of tax ―
Unrealized gains on securities	34,324	23,002
Unrealized gains on derivative instruments	—	3,855
Pension liability adjustment	(752)	459
Foreign currency translation adjustments	75,051	(10,338)
Total comprehensive income	220,289	154,582
Less – Comprehensive income attributable to noncontrolling interests	33,754	20,676
Comprehensive income attributable to Sony Corporation's stockholders	186,535	133,906

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2014	2015
Cash flows from operating activities:
Net income	33,964	284,830
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	251,080	275,130
Amortization of film costs	190,892	200,643
Accrual for pension and severance costs, less payments	(7,694)	(6,667)
Other operating (income) expense, net	159,750	(13,146)
Gain on sale or devaluation of securities investments, net	(8,193)	(51,546)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(88,299)	(4,347)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(2,363)	2,586
Deferred income taxes	16,585	12,543
Equity in net income of affiliated companies, net of dividends	1,633	3,816
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(318,401)	(310,954)
(Increase) decrease in inventories	20,366	(91,742)
Increase in film costs	(205,190)	(252,998)
Increase in notes and accounts payable, trade	34,943	85,718
Increase in accrued income and other taxes	46,113	43,932
Increase in future insurance policy benefits and other	355,114	312,040
Increase in deferred insurance acquisition costs	(58,352)	(67,354)
Increase in marketable securities held in the financial services business for trading purposes	(40,051)	(69,941)
Increase in other current assets	(33,385)	(57,444)
Increase in other current liabilities	124,037	9,931
Other	(89,617)	16,481
Net cash provided by operating activities	382,932	321,511

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2014	2015
Cash flows from investing activities:
Payments for purchases of fixed assets	(145,813)	(254,272)
Proceeds from sales of fixed assets	31,631	18,369
Payments for investments and advances by financial services business	(678,116)	(942,226)
Payments for investments and advances (other than financial services business)	(13,951)	(18,784)
Proceeds from sales or return of investments and collections of advances by financial services business	417,799	465,525
Proceeds from sales or return of investments and collections of advances (other than financial services business)	37,096	79,754
Proceeds from sales of businesses	—	17,790
Other	(12,436)	(35,958)
Net cash used in investing activities	(363,790)	(669,802)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	15,203	18,772
Payments of long-term debt	(243,652)	(137,743)
Increase in short-term borrowings, net	43,353	151,485
Increase in deposits from customers in the financial services business, net	30,605	91,113
Proceeds from issuance of convertible bonds	—	120,000
Proceeds from issuance of new shares	—	301,708
Dividends paid	(13,106)	(12,766)
Other	(16,978)	(34,819)
Net cash provided by (used in) financing activities	(184,575)	497,750
Effect of exchange rate changes on cash and cash equivalents	52,465	(8,235)
Net increase (decrease) in cash and cash equivalents	(112,968)	141,224
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413
Cash and cash equivalents at end of the period	933,498	1,090,637

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)    Recently adopted accounting pronouncements:

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings -

In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings. The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately. The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings. Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015. The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(2)   Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)    Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2014 have been made to conform to the presentation for the nine and three months ended December 31, 2015.

(4)   Out-of-period adjustments:

For the nine months ended December 31, 2014, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2012 and continued until it was identified by Sony during the nine months ended December 31, 2014. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and decreased income before income taxes in the consolidated statements of income by 5,104 million yen in the aggregate for the nine months ended December 31, 2014. Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2014 or any prior annual or interim periods.

For the nine months ended December 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the three months ended December 31, 2015. The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the nine months ended December 31, 2015. Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2015 or any prior annual or interim periods.

2.    Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2015				December 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,074,900	147,274	(80)	1,222,094	1,119,978	149,930	(83)	1,269,825

Japanese local government bonds	66,442	465	(16)	66,891	59,113	168	(46)	59,235

Japanese corporate bonds	108,109	767	(7)	108,869	134,272	1,634	(89)	135,817

Foreign government bonds	34,168	7,397	(111)	41,454	35,834	6,376	(182)	42,028

Foreign corporate bonds	452,145	13,645	(942)	464,848	411,723	8,731	(2,067)	418,387

Other	-	-	-	-	1,000	-	-	1,000
	1,735,764	169,548	(1,156)	1,904,156	1,761,920	166,839	(2,467)	1,926,292

Equity securities	73,411	127,322	(741)	199,992	47,491	81,601	(1,610)	127,482

Held-to-maturity
securities:
Japanese national government bonds *	4,846,986	819,386	(103)	5,666,269	5,216,878	947,046	-	6,163,924

Japanese local government bonds	4,996	428	-	5,424	4,527	433	-	4,960

Japanese corporate bonds	26,848	4,501	-	31,349	54,437	6,008	-	60,445

Foreign government bonds	32,682	11,534	-	44,216	40,772	5,932	(150)	46,554

Foreign corporate bonds	57,783	25	-	57,808	198	24	-	222
	4,969,295	835,874	(103)	5,805,066	5,316,812	959,443	(150)	6,276,105

Total	6,778,470	1,132,744	(2,000)	7,909,214	7,126,223	1,207,883	(4,227)	8,329,879

* As of December 31, 2015, held-to-maturity securities include 102,603 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.    Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	452,830	311,643	-	764,473	764,473	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,222,094	-	1,222,094	3,124	1,218,970	-	-
Japanese local government bonds	-	66,891	-	66,891	1,474	65,417	-	-
Japanese corporate bonds	-	105,363	3,506	108,869	27,030	81,839	-	-
Foreign government bonds	2,861	38,593	-	41,454	136	41,318	-	-
Foreign corporate bonds	-	455,357	9,491	464,848	139,540	325,308	-	-
Equity securities	199,874	118	-	199,992	-	199,992	-	-
Other investments *1	9,306	4,606	74,641	88,553	-	88,553	-	-
Derivative assets *2, *3	-	30,407	-	30,407	-	-	29,951	456
Total assets	664,871	2,235,072	87,638	2,987,581	935,777	2,021,397	29,951	456
Liabilities:
Derivative liabilities*2,*3	612	47,712	-	48,324	-	-	23,092	25,232
Total liabilities	612	47,712	-	48,324	-	-	23,092	25,232

	Yen in millions
	December 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	521,489	302,445	-	823,934	823,934	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,269,825	-	1,269,825	2,916	1,266,909	-	-
Japanese local government bonds	-	59,235	-	59,235	4,827	54,408	-	-
Japanese corporate bonds	-	132,502	3,315	135,817	8,678	127,139	-	-
Foreign government bonds	-	42,028	-	42,028	573	41,455	-	-
Foreign corporate bonds	-	409,732	8,655	418,387	116,149	302,238	-	-
Other	-	-	1,000	1,000	-	1,000	-	-
Equity securities	127,351	131	-	127,482	-	127,482	-	-
Other investments *1	8,387	4,657	15,285	28,329	-	28,329	-	-
Derivative assets *2, *3	453	21,237	-	21,690	-	-	20,834	856
Total assets	657,680	2,241,792	28,255	2,927,727	957,077	1,948,960	20,834	856
Liabilities:
Derivative liabilities*2,*3	366	34,581	-	34,947	-	-	12,176	22,771
Total liabilities	366	34,581	-	34,947	-	-	12,176	22,771

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. During the nine months ended December 31, 2015, Sony measured fair value of long-lived assets related to the battery business in the Devices segment and recorded impairment losses of 30,643 million yen for the difference between the carrying value of 43,721 million yen and the fair value of 13,078 million yen. These measurements are classified as level 3 because significant unobservable inputs, such as conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.    Issuance of convertible bonds

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes.　There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

5.      Supplemental equity and comprehensive income information

(1)       Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2014 and 2015 are as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	703	-	703
Conversion of zero coupon convertible bonds	107,660	-	107,660
Stock-based compensation	845	-	845
Comprehensive income:
Net income (loss)	(19,190)	53,154	33,964
Other comprehensive income, net of tax ―
Unrealized gains on securities	33,778	15,612	49,390
Pension liability adjustment	44	(46)	(2)
Foreign currency translation adjustments	102,352	3,416	105,768
Total comprehensive income	116,984	72,136	189,120
Dividends declared	-	(13,075)	(13,075)
Transactions with noncontrolling interests shareholders and other	(2,951)	8,713	5,762
Balance at December 31, 2014	2,481,378	592,778	3,074,156

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	2,317,077	611,392	2,928,469
Issuance of new shares	301,708	-	301,708
Exercise of stock acquisition rights	1,752	-	1,752
Stock-based compensation	977	-	977
Comprehensive income:
Net income	236,128	48,702	284,830
Other comprehensive income, net of tax ―
Unrealized losses on securities	(33,853)	(1,011)	(34,864)
Unrealized gains on derivative instruments	2,114	-	2,114
Pension liability adjustment	1,361	5	1,366
Foreign currency translation adjustments	(21,589)	(650)	(22,239)
Total comprehensive income	184,161	47,046	231,207
Dividends declared	(12,612)	(19,947)	(32,559)
Transactions with noncontrolling interests shareholders and other	(13,545)	4,139	(9,406)
Balance at December 31, 2015	2,779,518	642,630	3,422,148

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2014 and 2015.

On July 21, 2015, Sony issued 87,200,000 new shares of common stock by way of a Japanese public offering and an international offering. In addition, on August 18, 2015, Sony issued 4,800,000 new shares of common stock by way of third-party allotment in connection with secondary offering of shares to cover over-allotments.

(2)       Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2014 and 2015 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income (loss) before reclassifications	63,184	(1,058)	105,768	167,894
Amounts reclassified out of accumulated other comprehensive income	(13,794)	1,056	-	(12,738)
Net current-period other comprehensive income (loss)	49,390	(2)	105,768	155,156
Less: Other comprehensive income (loss) attributable to noncontrolling interests	15,612	(46)	3,416	18,982
Balance at December 31, 2014	161,287	(179,995)	(296,703)	(315,411)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	-	(201,131)	(338,305)	(385,283)
Other comprehensive income (loss) before reclassifications	10,577	4,176	(359)	(22,239)	(7,845)
Amounts reclassified out of accumulated other comprehensive income	(45,441)	(2,062)	1,725	-	(45,778)
Net current-period other comprehensive income (loss)	(34,864)	2,114	1,366	(22,239)	(53,623)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(1,011)	-	5	(650)	(1,656)
Balance at December 31, 2015	120,300	2,114	(199,770)	(359,894)	(437,250)

6.    Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2014 and 2015 is as follows:

	Yen in millions
	Nine months ended December 31
	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(19,190)	236,128

	Thousands of shares
Weighted-average shares outstanding	1,096,392	1,229,937
Effect of dilutive securities:
Stock acquisition rights	—	2,347
Zero coupon convertible bonds	—	15,974
Weighted-average shares for diluted EPS computation	1,096,392	1,248,258

		Yen
Basic EPS	(17.50)		191.98
Diluted EPS	(17.50)		189.17

Potential shares of common stock that were excluded from the computation of diluted EPS for the nine months ended December 31, 2014 and 2015 were 29,815 thousand shares and 8,862 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the nine months ended December 31, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2015 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended December 31
	2014	2015
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	89,971	120,134

	Thousands of shares
Weighted-average shares outstanding	1,151,770	1,261,274
Effect of dilutive securities:
Stock acquisition rights	961	1,984
Zero coupon convertible bonds	16,259	23,962
Weighted-average shares for diluted EPS computation	1,168,990	1,287,220

		Yen
Basic EPS	78.12		95.25
Diluted EPS	76.96		93.33

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended December 31, 2014 and 2015 were 14,902 thousand shares and 8,862 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2014 and 2015 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

7.    Orchard Acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in Orchard Media, Inc. (“The Orchard”) to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest.

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard using the acquisition method of accounting. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value which recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating (income) expense, net in the consolidated statement of income for the nine months ended December 31, 2015. The purchase price allocation for this transaction is still in process and not yet finalized.

8.    Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating (income) expense, net in the consolidated statement of income for the nine months ended December 31, 2015.

9.    Commitments, contingent liabilities and other

(1)    Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2015, the total unused portion of the lines of credit extended under these contracts was 29,114 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)    Purchase commitments and other

Purchase commitments and other outstanding commitments as of December 31, 2015 amounted to 405,463 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of December 31, 2015, these subsidiaries were committed to make payments under such contracts of 136,007 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of December 31, 2015, these subsidiaries were committed to make payments of 63,965 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of December 31, 2015, Sony has committed to make payments of 26,486 million yen under such long-term contracts.

(3)    Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc. , and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class action brought by the direct purchaser in the United States, the proposed settlement of which is pending final court approval, certain other lawsuits continue. Based on the investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, other lawsuits continue. Based on the stage of these proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of February 4, 2016, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. In connection with certain of these matters, Sony had received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States; the Attorneys General have indicated that no further action is likely to be taken regarding those requests. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States, but such class actions have been settled. Based on the stage of these inquiries and proceedings and information currently available, Sony does not believe that these matters will have a material impact on Sony’s results of operations and financial position.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. A proposed settlement of the class action suits in the United States has received preliminary court approval and is pending final court approval. Based on the stage of these proceedings, Sony does not believe that the amount of the proposed settlement will have a material impact on Sony’s results of operations and financial position.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)    Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of December 31, 2015 amounted to 41,581 million yen. The major components of these guarantees are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 264.5 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of December 31, 2015, the fair value of the collateral exceeded 264.5 million U.S. dollars.

10.    Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment. In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the Mobile Communications (“MC”) segment. Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the Home Entertainment & Sound (“HE&S”) segment. In addition, Sony realigned its business segments for the third quarter of the fiscal year ending March 31, 2016 to reflect a change in the Corporate Executive Officer in charge of the medical business as of October 1, 2015. In connection with this realignment, the medical business, which was included in All Other is now included in the Imaging Products & Solutions (“IP&S”) segment. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sale of mobile phones and an Internet-related service business. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services business and production and sales of software. The IP&S segment includes Digital Imaging Products, Professional Solutions and Medical business. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the disc overseas manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	1,114,554	940,077
Intersegment	750	4,186
Total	1,115,304	944,263
Game & Network Services -
Customers	1,016,364	1,172,200
Intersegment	82,182	64,159
Total	1,098,546	1,236,359
Imaging Products & Solutions -
Customers	543,996	545,948
Intersegment	2,534	4,860
Total	546,530	550,808
Home Entertainment & Sound -
Customers	1,001,595	941,252
Intersegment	2,054	2,954
Total	1,003,649	944,206
Devices -
Customers	535,337	604,853
Intersegment	167,107	141,022
Total	702,444	745,875
Pictures -
Customers	583,043	614,806
Intersegment	490	2,604
Total	583,533	617,410
Music -
Customers	394,387	439,013
Intersegment	13,794	11,083
Total	408,181	450,096
Financial Services -
Customers	817,153	807,092
Intersegment	4,316	5,069
Total	821,469	812,161
All Other -
Customers	237,903	191,583
Intersegment	67,750	67,479
Total	305,653	259,062
Corporate and elimination	(307,141)	(278,629)
Consolidated total	6,278,168	6,281,611

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	450,600	382,262
Intersegment	258	2,252
Total	450,858	384,514
Game & Network Services -
Customers	499,242	565,220
Intersegment	32,295	21,868
Total	531,537	587,088
Imaging Products & Solutions -
Customers	201,319	190,112
Intersegment	612	1,778
Total	201,931	191,890
Home Entertainment & Sound -
Customers	419,682	400,564
Intersegment	565	1,428
Total	420,247	401,992
Devices -
Customers	224,756	207,867
Intersegment	61,188	42,008
Total	285,944	249,875
Pictures -
Customers	206,470	259,800
Intersegment	110	2,319
Total	206,580	262,119
Music -
Customers	162,810	176,954
Intersegment	4,715	4,280
Total	167,525	181,234
Financial Services -
Customers	303,211	320,368
Intersegment	1,715	1,675
Total	304,926	322,043
All Other -
Customers	91,598	71,564
Intersegment	25,997	25,234
Total	117,595	96,798
Corporate and elimination	(120,394)	(96,741)
Consolidated total	2,566,749	2,580,812

G&NS intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2014	2015
Operating income (loss):
Mobile Communications	(161,841)	(19,377)
Game & Network Services	53,717	83,547
Imaging Products & Solutions	51,379	65,678
Home Entertainment & Sound	43,892	57,837
Devices	93,668	51,360
Pictures	13,009	(13,795)
Music	49,720	73,747
Financial Services	142,308	139,367
All Other	(46,523)	6,320
Total	239,329	444,684
Corporate and elimination	(73,008)	(57,614)
Consolidated operating income	166,321	387,070
Other income	19,880	62,392
Other expenses	(39,951)	(45,278)
Consolidated income before income taxes	146,250	404,184

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2014 and 2015 was 22,094 million yen and 32,561 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

	Yen in millions
	Three months ended December 31
	2014	2015
Operating income (loss):
Mobile Communications	10,356	24,148
Game & Network Services	27,608	40,168
Imaging Products & Solutions	19,660	23,688
Home Entertainment & Sound	25,993	31,151
Devices	53,833	(11,672)
Pictures	6,219	20,358
Music	25,923	27,407
Financial Services	50,850	52,220
All Other	(12,576)	5,689
Total	207,866	213,157
Corporate and elimination	(25,771)	(11,012)
Consolidated operating income	182,095	202,145
Other income	4,460	3,313
Other expenses	(18,727)	(12,178)
Consolidated income before income taxes	167,828	193,280

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2014 and 2015 was 9,256 million yen and 15,853 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2014	2015
Mobile Communications	1,114,554	940,077

Game & Network Services
Hardware	619,306	624,488
Network	242,401	369,402
Other	154,657	178,310
Total	1,016,364	1,172,200

Imaging Products & Solutions
Digital Imaging Products	342,061	339,397
Professional Solutions	191,196	189,474
Other	10,739	17,077
Total	543,996	545,948

Home Entertainment & Sound
Televisions	685,303	650,398
Audio and Video	314,450	288,448
Other	1,842	2,406
Total	1,001,595	941,252

Devices
Semiconductors	365,927	445,806
Components	163,741	151,411
Other	5,669	7,636
Total	535,337	604,853

Pictures
Motion Pictures	302,688	298,467
Television Productions	138,452	148,171
Media Networks	141,903	168,168
Total	583,043	614,806

Music
Recorded Music	282,035	311,532
Music Publishing	49,329	52,263
Visual Media and Platform	63,023	75,218
Total	394,387	439,013

Financial Services	817,153	807,092
All Other	237,903	191,583
Corporate	33,836	24,787
Consolidated total	6,278,168	6,281,611

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2014	2015
Mobile Communications	450,600	382,262

Game & Network Services
Hardware	321,744	326,589
Network	102,025	152,067
Other	75,473	86,564
Total	499,242	565,220

Imaging Products & Solutions
Digital Imaging Products	126,361	119,397
Professional Solutions	70,658	64,943
Other	4,300	5,772
Total	201,319	190,112

Home Entertainment & Sound
Televisions	280,572	278,470
Audio and Video	138,013	121,975
Other	1,097	119
Total	419,682	400,564

Devices
Semiconductors	162,884	155,881
Components	59,415	49,040
Other	2,457	2,946
Total	224,756	207,867

Pictures
Motion Pictures	100,723	149,140
Television Productions	51,831	54,863
Media Networks	53,916	55,797
Total	206,470	259,800

Music
Recorded Music	122,211	131,637
Music Publishing	16,675	16,721
Visual Media and Platform	23,924	28,596
Total	162,810	176,954

Financial Services	303,211	320,368
All Other	91,598	71,564
Corporate	7,061	6,101
Consolidated total	2,566,749	2,580,812

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors and camera modules; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

	Yen in millions
	Nine months ended December 31
	2014	2015
Depreciation and amortization:
Mobile Communications	17,972	18,256
Game & Network Services	13,166	14,750
Imaging Products & Solutions	23,091	21,155
Home Entertainment & Sound	18,599	16,815
Devices	64,569	78,906
Pictures	14,497	16,645
Music	10,915	13,455
Financial Services, including deferred insurance acquisition costs	42,991	56,570
All Other	7,207	7,556
Total	213,007	244,108

Corporate	38,073	31,022

Consolidated total	251,080	275,130

	Yen in millions
	Nine months ended December 31, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	1,825	22	1,847
Game & Network Services	76	—	76
Imaging Products & Solutions	515	—	515
Home Entertainment & Sound	580	—	580
Devices	3,569	16	3,585
Pictures	182	—	182
Music	1,377	—	1,377
Financial Services	—	—	—
All Other and Corporate	24,916	656	25,572
Consolidated total	33,040	694	33,734

	Yen in millions
	Nine months ended December 31, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	14,300	646	14,946
Game & Network Services	135	—	135
Imaging Products & Solutions	64	—	64
Home Entertainment & Sound	503	—	503
Devices	30	—	30
Pictures	1	—	1
Music	439	—	439
Financial Services	—	—	—
All Other and Corporate	4,749	951	5,700
Consolidated total	20,221	1,597	21,818

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2014	2015
Depreciation and amortization:
Mobile Communications	6,072	6,049
Game & Network Services	4,740	5,603
Imaging Products & Solutions	7,449	6,757
Home Entertainment & Sound	6,356	5,428
Devices	21,967	27,836
Pictures	5,241	5,922
Music	3,652	4,650
Financial Services, including deferred insurance acquisition costs	13,770	16,005
All Other	2,414	4,564
Total	71,661	82,814

Corporate	12,672	8,261

Consolidated total	84,333	91,075

	Yen in millions
	Three months ended December 31, 2014
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	1,768	22	1,790
Game & Network Services	12	—	12
Imaging Products & Solutions	315	—	315
Home Entertainment & Sound	3	—	3
Devices	208	12	220
Pictures	166	—	166
Music	1,317	—	1,317
Financial Services	—	—	—
All Other and Corporate	5,238	(13)	5,225
Consolidated total	9,027	21	9,048

	Yen in millions
	Three months ended December 31, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	2,530	106	2,636
Game & Network Services	120	—	120
Imaging Products & Solutions	4	—	4
Home Entertainment & Sound	555	—	555
Devices	26	—	26
Pictures	(169)	—	(169)
Music	104	—	104
Financial Services	—	—	—
All Other and Corporate	2,397	409	2,806
Consolidated total	5,567	515	6,082

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2014	2015
Japan	1,665,860	1,746,196
United States	1,129,151	1,332,480
Europe	1,521,924	1,468,733
China	433,420	431,370
Asia-Pacific	812,768	757,067
Other Areas	715,045	545,765
Total	6,278,168	6,281,611

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2014	2015
Japan	654,936	689,084
United States	496,027	586,469
Europe	668,333	665,849
China	155,839	150,074
Asia-Pacific	308,499	280,458
Other Areas	283,115	208,878
Total	2,566,749	2,580,812

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

　 (1)    Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

　 (2)    Asia-Pacific: India, South Korea and Oceania

　 (3)    Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2014 and 2015.

(2) Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 29, 2015 as below:

1. Total amount of interim cash dividends:

12,612 million yen

2. Amount of interim cash dividends per share:

10 yen

3. Payment date:

December 1, 2015

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2015.

(2) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class action brought by the direct purchaser in the United States, the proposed settlement of which is pending final court approval, certain other lawsuits continue. Based on the investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, other lawsuits continue. Based on the stage of these proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of February 4, 2016, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. In connection with certain of these matters, Sony had received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States; the Attorneys General have indicated that no further action is likely to be taken regarding those requests. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States, but such class actions have been settled. Based on the stage of these inquiries and proceedings and information currently available, Sony does not believe that these matters will have a material impact on Sony’s results of operations and financial position.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. A proposed settlement of the class action suits in the United States has received preliminary court approval and is pending final court approval. Based on the stage of these proceedings, Sony does not believe that the amount of the proposed settlement will have a material impact on Sony’s results of operations and financial position.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.